SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

DAKOTA GROWERS PASTA COMPANY, INC.

(Name of Subject Company (Issuer))

DAKOTA GROWERS PASTA COMPANY, INC.

(Name of Filing Persons (Issuer))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

23422P 10 6

(CUSIP Number of Class of Securities)

Timothy J. Dodd	With a Copy to:
President and Chief Executive Officer
Dakota Growers Pasta Company, Inc.	Ronald D. McFall, Esq.
One Pasta Avenue	Lindquist & Vennum P.L.L.P.
Carrington, North Dakota 58421	4200 IDS Center
(701) 652-2855	80 South 8th Street
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))	Minneapolis, Minnesota 55402 (612) 371-3211

CALCULATION OF FILING FEE:

Transaction Value (1)	Amount of Filing Fee (2)
$ 39,200,000	$ 1,203.44(3)

(1)                                 Solely for purposes of calculating the Filing Fee pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the transaction value was calculated assuming that 3,920,000 shares of common stock, par value $0.01 are purchased at the tender offer price of $10.00 per share in cash.

(2)                                  The filing fee, calculated in accordance with Rule 0-11, is $30.70 per million of the aggregate transaction value.

(3)                                  Previously paid.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on March 2, 2007, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on March 15, 2007, Amendment No. 2 filed with the Securities Exchange Commission on March 26, 2007 and Amendment No. 3 filed with the Securities Exchange Commission on April 23, 2007, relating to Dakota Growers Pasta Company, Inc.’s (the “Company”) offer to purchase up to 3,920,000 shares of common stock, $.01 par value per share including associated rights to purchase Series E preferred shares issued under the Amended and Restated Rights Agreement, dated as of April 19, 2002 by and among the Company and Wells Fargo Bank Minnesota, National Association as Rights Agent (“common stock”), or such lesser number of shares properly tendered and not properly withdrawn, at a price per share of $10.00, net to the seller in cash without interest thereon, upon the terms and subject to the conditions described in the Offer to Purchase dated March 26, 2007, and the related Letter of Transmittal as amended (the “Offer to Purchase”).

The information in the Offer to Purchase is incorporated by reference in this Amendment No. 4 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.  Additional Information.

A.                                   On May 4, 2007 the Company issued a press release announcing that 5,007,398 shares of common stock were properly tendered to the Company for purchase.  A copy of the press release is filed as Exhibit (a)(5)(G) to this Schedule TO and is incorporated herein by reference.  On April 26, 2007, CoBank agreed to extend the term of its $20 million commitment to partially fund the Company’s repurchase from April 30, 2007 up to May 31, 2007.  Copies of the agreements related to the loan extension are filed as Exhibits (b)(4) and (b)(5) to this Schedule TO and are herein incorporated by reference.

Item 12.  Exhibits.

B.                                     Item 12 of the Schedule TO is hereby amended to include Exhibit (a)(5)(G), which is attached hereto as follows:

1.                                       (a)(5)(G)  Press Release issued by Dakota Growers Pasta Company, Inc. on May 4, 2007 announcing the number of shares tendered for purchase.

C.                                     Item 12 of the Schedule TO is hereby amended to include Exhibits (b)(4) and (b)(5) as follows:

1.                                       (b)(4)  Temporary Extension of Term Loan Supplement RIE539TO7 between CoBank, ACB and Dakota Growers Pasta Company, Inc. dated April 26, 2007.

2.                                       (b)(5)  Amendment to the Master Loan Agreement between Dakota Growers Pasta Company, Inc. and CoBank, ACB dated April 25, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2007	DAKOTA GROWERS PASTA COMPANY, INC.

/s/ Timothy J. Dodd
TIMOTHY J. DODD
PRESIDENT AND CHIEF EXECUTIVE OFFICER

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated March 26, 2007.*
(a)(1)(B)

Letter of Transmittal (including Certification of Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release issued by Dakota Growers Pasta Company, Inc. on January 5, 2007. (1)*
(a)(5)(B)	Letter to Stockholders of Dakota Growers Pasta Company, Inc., dated March 26, 2007, from Timothy J. Dodd, President and Chief Executive Officer of Dakota Growers Pasta Company, Inc.*
(a)(5)(C)	Press Release issued by Dakota Growers Pasta Company, Inc. on March 2, 2007.*
(a)(5)(D)	Summary Advertisement, dated March 26, 2007.*
(a)(5)(E)	Press Release issued by Dakota Growers Pasta Company, Inc. on March 26, 2007.*
(a)(5)(F)	Press Release issued by Dakota Growers Pasta Company, Inc. on April 20, 2007.*
(a)(5)(G)	Press Release issued by Dakota Growers Pasta Company, Inc. on May 4, 2007.
(b)(1)	Multiple Advance Term Loan Supplement, Loan No. RIE539T07 between CoBank ACB and Dakota Growers Pasta Company, Inc. dated February 14, 2007. (2)
(b)(2)	Multiple Advance Term Loan Supplement, Loan No. RIE539T06A between CoBank ACB and Dakota Growers Pasta Company, Inc. dated February 14, 2007. (3)
(b)(3)	Amendment to Master Loan Agreement between CoBank, ACB and Dakota Growers Pasta Company, Inc. dated February 14, 2007. (4)
(b)(4)	Temporary Extension of Term Loan Supplement RIE539TO7 between CoBank, ACB and Dakota Growers Pasta Company, Inc. dated April 26, 2007.(5)
(b)(5)	Amendment to the Master Loan Agreement between Dakota Growers Pasta Company, Inc. and CoBank, ACB dated April 25, 2007.(6)
(d)(1)	Stock Purchase Agreement, dated as of February 9, 2007, by and among Dakota Growers Pasta Company, Inc., MVC Capital, Inc., and La Bella Holdings, LLC (7)
(d)(2)	Certificate of Designation for Series F Convertible Preferred Stock. (8)
(g)	Not applicable.
(h)	Not applicable.

*  Previously filed.

(1)                              Incorporated by reference to Exhibit 99.1 to Schedule TO-C filed January 5, 2007.

(2)                              Incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K dated February 9, 2007 (the “February Form 8-K”).

(3)                              Incorporated by reference to Exhibit 10.3 to the February Form 8-K.

(4)                              Incorporated by reference to Exhibit 10.4 to the February Form 8-K.

(5)                              Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K dated May 1, 2007.

(6)                              Incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K dated May 1, 2007.

(7)                              Incorporated by reference to Exhibit 10.1 to the February Form 8-K.

(8)                              Incorporated by reference to Exhibit 3.1 to the February Form 8-K.